dMY Technology Group, Inc. II

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

August 11, 2020

VIA EDGAR

J. Elizabeth Packebusch

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	dMY Technology Group, Inc. II

Registration Statement on Form S-1

Filed June 26, 2020, as amended

File No. 333-239508

Dear Ms. Packebusch:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, dMY Technology Group, Inc. II respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on August 13, 2020, or as soon thereafter as practicable.

Please call Daniel Nussen of White & Case LLP at (213) 620-7796 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

dMY Technology Group, Inc. II

By:	/s/ Niccolo de Masi
Name: Niccolo de Masi
Title: Chief Executive Officer

cc: Daniel Nussen, White & Case LLP

[Signature Page to Acceleration Request]